September 12,
2019

Charles P. Theuer
Chief Executive Officer
TRACON Pharmaceuticals, Inc.
4350 La Jolla Village Drive, Suite 800
San Diego, CA 92122

       Re: TRACON Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Response dated September 6, 2019
           File No. 333-229990

Dear Dr. Theuer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2019 letter.

Registration Statement on Form S-3

Description of Capital Stock
Anti-takeover Effects of Provision of Delaware Law and Charter Documents Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 6

1. We note your response to comment 1 that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. Please file an amendment to your registration statement on Form S-3 to revise the disclosure on page 7 of the prospectus to state that the provision does not apply to actions arising under the Securities
       Act or Exchange Act. In addition, please tell us how you will inform investors on an ongoing basis in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 Charles P. Theuer
TRACON Pharmaceuticals, Inc.
September 12, 2019
Page 2

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameCharles P. Theuer                     Sincerely,
Comapany NameTRACON Pharmaceuticals, Inc.
                                                        Division of Corporation
Finance
September 12, 2019 Page 2                               Office of Healthcare &
Insurance
FirstName LastName